eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

April 25, 2012

Via EDGAR and Fax (202-772-9202)

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D.C. 20549

Attention:	Mr. Andrew D. Mew Mr. Jason Niethamer Ms. Donna Di Silvio

Re:	eBay Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed January 31, 2012 File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated April 11, 2012 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the document listed above.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Results of Operations, page 54

Marketplaces Net Transaction Revenues, page 57

1.	We note in your disclosure explaining that the increase in Marketplaces net transaction revenues from 2009 to 2010 was partially offset by the impact of pricing initiatives. Please tell us more information about these pricing initiatives and what consideration you gave to including this detail in your disclosure. Additionally, please tell us if these pricing initiatives are a trend that you continue to implement.

Securities and Exchange Commission

April 25, 2012

Company response:

The reference to pricing initiatives in Management’s Discussion and Analysis of Financial Condition and Results of Operations refers to discounts given to our highest rated sellers and changes to our seller fee structure. These pricing changes were made in 2010 and were collectively designed to more closely align our fee structure with our sellers’ interests. As such, we believe these initiatives were more appropriately described collectively rather than individually. The pricing initiatives implemented in 2010 have not subsequently been materially changed. From time to time, we may implement new pricing initiatives in different geographies and markets and we will disclose the impact of, and known trends with respect to, such pricing initiatives, as appropriate.

Payments Net Transaction Revenues, page 57

2.	We note the increase in the number of online merchants offering PayPal as a payment option was a primary driver to the increase in your Merchant Services net TPV (Total Payment Volume). Please tell us the number of online merchants offering PayPal as a payment option for each of the reporting periods presented. Please also tell us what consideration you gave to providing this detail within the filing to provide a frame of reference that allows readers to understand the effects of material changes and events and known material trends and uncertainties arising during the periods discussed.

Company response:

Management respectfully advises Staff that it does not consider the number of merchants offering PayPal to be a key operating metric. As a result, we do not believe that providing this information will help investors understand our PayPal business. In contrast, management considers Merchant Services net Total Payment Volume (MS TPV), which measures payment volume off of the eBay.com platform and its localized counterparts, to be a key operating metric and the most meaningful performance measure for investors to evaluate consumer and merchant adoption of PayPal off of eBay. We provide investors with information regarding the proportion of TPV that constitutes MS TPV as well as MS TPV growth rates in our periodic reports. In future filings, we will (a) identify MS TPV as a key operating metric that our senior management regularly reviews to evaluate our financial results and (b) disclose MS TPV in the “Supplemental Operating Data” table of key operating metrics that we believe are significant factors affecting our net revenues.

Securities and Exchange Commission

April 25, 2012

Liquidity and Capital Resources, page 62

Off-Balance Sheet Arrangements, page 66

3.	We note your disclosure that “Customer balances held as direct claims against PayPal or as an agent or custodian on behalf of our customers are not reflected in our consolidated balance sheet.” This statement appears to contradict with the disclosure on page F-11 that “Customer balances held as direct claims against PayPal are included on our consolidated balance sheet…” Please clarify this apparent contradiction or revise future filings, as appropriate.

Company response:

In our Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on April 20, 2012, we disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Off-Balance Sheet Arrangements” that “Customer balances held as an agent or custodian on behalf of our customers are not reflected in our consolidated balance sheet.” We will include this or similar language in future filings on Form 10-K and 10-Q, revised as appropriate in light of facts and circumstances existing from time to time.

Notes to Consolidated Financial Statements, page F-8

Note 1 – The Company and Summary of Significant Accounting Policies, page F-8

Customer Accounts, page F-11

4.	We note your disclosure that based on differences in regulatory requirements and commercial laws in the jurisdictions where PayPal operates, the customer balances you hold are either reflected on the consolidated balance sheet as funds receivable and customer accounts with an offsetting liability in funds payable and amounts due to customers, when these funds are considered to be direct claims against PayPal; or, the customer balances are not reflected in the consolidated balance sheet, when these funds are considered to be held as an agent or custodian on behalf of your customer. Please revise or clarify the different regulatory requirements or commercial law that would require the different classification and please provide us the authoritative accounting guidance you relied upon for your current policy.

Company response:

We apply FASB Concepts Statement No. 6, “Elements of Financial Statements,” to determine whether or not customer account balances should be reflected as an asset (customer accounts) with an offsetting liability (amounts due to customer) in our consolidated balance sheet. Based on FASB Concepts Statement No. 6, an asset represents a probable future economic benefit obtained or controlled by a particular entity as the result of past transactions or events. In determining whether or not we have control of PayPal customer accounts, we evaluated the ability of creditors to access those accounts in the event of bankruptcy. As noted in ASC 860,

Securities and Exchange Commission

April 25, 2012

Transfers and Servicing, an entity has relinquished control of an asset when the asset is isolated and “put presumptively beyond the reach of the entity and its creditors, even in bankruptcy, or other receivership.” The isolation of an asset is a legal determination in its application and depends on the regulatory and judicial environment in each jurisdiction. We have applied the authoritative literature based on the terms of our PayPal user agreements and our assessment of how courts in the jurisdictions in which we operate would interpret the applicable form of user agreement under local laws.

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U.S. As stated in our U.S. PayPal user agreement, PayPal acts as an agent/custodian to the PayPal user with respect to customer account balances and facilitates its users keeping those balances with a bank. PayPal explicitly does not act as trustee, fiduciary, or escrow with respect to its customers’ funds. Under federal bankruptcy law, customer account balances are isolated from the claims of PayPal’s creditors due primarily to the agency relationship that has been established between the customer and PayPal. In addition, the Federal Deposit Insurance Corporation (FDIC) has confirmed eligibility for PayPal customers to receive the maximum available FDIC pass-through insurance coverage on their account balances. Based on the foregoing, we determined that PayPal customer accounts do not constitute an asset because we do not have control over the customer account balances. Accordingly, we do not include U.S. customer account balances on our consolidated balance sheet.

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European Union. In contrast to the U.S., our PayPal customer account balances in the European Union represent an unsecured debt between PayPal and the user. Our European Union PayPal user agreement, issued by PayPal (Europe) S.a.r.l. et Cie, SCA, a wholly owned subsidiary of PayPal that is licensed and regulated as a bank in Luxembourg (“PayPal (Europe)”), states that the customer account balances are not protected by the Luxembourg deposit guarantee schemes provided by the Association pour la Garantie des Dépôts Luxembourg. Accordingly, those customer account balances are at risk in the event of the insolvency of PayPal (Europe). As such, we concluded that we do have control over such customer account balances and have therefore included those balances on our consolidated balance sheet.

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International (excluding the European Union). Local regulatory environments outside the U.S. and the European Union generally do not respect the agency relationship that the terms of the PayPal user agreement are meant to establish. Under local bankruptcy laws outside the U.S. and the European Union, customer account balances are generally at risk in the event of the insolvency of the local PayPal entity through which PayPal serves such customers. As such, we concluded that we do have control over such PayPal customer account balances and have therefore included those balances on our consolidated balance sheet.

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Securities and Exchange Commission

April 25, 2012

In the instances indicated above, we believe that revisions in response to Staff’s comments will enhance our disclosure. However, we believe that the filing in question substantially complies with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Accordingly, if there is anything we can do to facilitate your review; please do not hesitate to contact the undersigned at (408-967-3230). In addition, you are welcome to contact any of the following lawyers at Sidley Austin LLP: Sharon Flanagan (415-772-1231), Gary Gerstman (312-853-2060) or Eric Haueter (415-772-1231).

Very truly yours,

eBay Inc.

By:	/s/ Phillip P. DePaul
Name:	Phillip P. DePaul
Title:	Vice President, Chief Accounting Officer

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